UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the date of November 05, 2004.

Commission File Number 33398141

BURNS, PHILP & COMPANY LIMITED

(Translation of registrant’s name into English)

LEVEL 23, 56 PITT STREET, SYDNEY NSW 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

BURNS, PHILP & COMPANY LIMITED ABN 65 000 000 359

LEVEL 23, 56 PITT STREET SYDNEY NSW 2000 GPO BOX 543 SYDNEY NSW 2001 AUSTRALIA

TEL: NATIONAL (02) 9259 1111 TEL: INT’L +61 (2) 9259 1111 FAX: (02) 9251 1681

5 November 2004

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

ANNUAL GENERAL MEETING

Pursuant to Listing Rule 3.13.2 of the Listing Rules and Sub-section 251AA(2) of the Corporations Act, we advise that at the Annual General Meeting of Burns, Philp & Company Limited held today the following resolution was passed as an ordinary resolution on a show of hands.

Resolution 1: To re-elect Mr F W Smith as a Director

     The total number of proxy votes exercisable by all proxies validly appointed in respect of the resolution was 1,316,126,116 made up as follows:

☐ ☐ ☐ ☐ ☐	for the resolution against the resolution abstain discretionary TOTAL	1,246,735,238 40,854,066 8,954,804 19,582,008 1,316,126,116	votes votes votes votes votes

Yours sincerely

HELEN GOLDING
Company Secretary

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURNS, PHILP & COMPANY LIMITED (Registrant)
Date November 05, 2004	By:	/s/ HELEN GOLDING
(Signature) *
HELEN GOLDING Company Secretary

* Print the name and title under the signature of the signing officer